UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Shareholder Vote

On January 17, 2024, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) announced it had entered into a merger agreement with Sun Pharmaceutical Industries Ltd. (“Sun Pharma”). On May 22, 2024, at an Extraordinary General Meeting and an Ordinary Class Meeting, the Company’s shareholders voted on the proposed transaction, which was described in the Company’s Proxy Statement dated April 15, 2024, which was most recently attached as Exhibit (a)(3)(i) to Amendment No. 5 to the Schedule 13E-3 filed by Taro with the Securities and Exchange Commission on May 14, 2024 (as amended from time to time, the “Proxy Statement”). Capitalized terms used herein without definition have the meanings ascribed to them in the Proxy Statement.

The merger proposal, along with the results of the voting, is provided below:

To approve and adopt the Agreement of Merger, dated January 17, 2024, by and among the Company, Sun Pharma, Alkaloida Chemical Company ZRT. (f/k/a Alkaloida Chemical Company Exclusive Group Limited), The Taro Development Corporation, Sun Pharma Holdings, and Libra Merger Ltd., the merger of Merger Sub with and into the Company pursuant to the Merger Agreement and the other transactions contemplated by the Merger Agreement.

At the Extraordinary General Meeting and the Ordinary Class Meeting, each of which was duly convened to approve the Merger and at which the requisite quorum of three or more shareholders who hold at least one-third of the total number of votes in the Company was present, the merger proposal was:

I.	Approved by the affirmative vote of the holders of at least 75% of the voting power of the Company present (in person or by proxy) and voting on such resolution, including at least a majority of the voting power held by holders other than Sun Pharma and its affiliates, their relatives, persons voting on their behalf or any other holders having a personal interest in the Merger, present (in person or by proxy) and voting thereon;
II.	Approved by the affirmative vote of the holders of at least 75% of the Company Ordinary Shares present (in person or by proxy) and voting on such resolution at the ordinary class meeting; and
III.	Approved by the affirmative vote of the holders of at least 75% of the Company Founder Shares present (in person or by proxy) and voting on such resolution at the founders class meeting.

The Company issued a press release jointly with Sun Pharma relating to the meeting results on May 23, 2024. A copy of the joint press release is furnished herewith as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated May 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2024

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer and Director